Exhibit 8.1

Subsidiaries of the Registrant

#	Name	Jurisdiction of Incorporation or Organization
1	PicS Ltd.	Cayman
2	PicS Holding Ltda.	Brazil
3	PicPay Instituição de Pagamento S.A.	Brazil
4	PicPay Bank – Banco Múltiplo S.A.	Brazil
5	Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil
6	PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil
7	Guiabolso Correspondente Bancário e Serviços Ltda.	Brazil
8	Guiabolso Pagamentos Ltda.	Brazil
9	BX Negócios Inteligentes Ltda.	Brazil
10	Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I	Brazil
11	Fundo de Investimentos em Direitos Creditórios PicPay FGTS	Brazil
12	PicPay Participações e Investimentos Ltda.	Brazil
13	Nosso Time iGaming S.A.	Brazil
14	PicPay Holding Ltda.	Brazil
15	Zem Collection Ltda.	Brazil